Ms. Mara Ransom

Chief

Office of Trade & Services

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

January 9, 2020

Re:	Otis Collection LLC

Offering Statement on Form 1-A

Filed November 29, 2019

File No. 024-11126

Dear Ms. Ransom:

Thank you for your comments of December 24, 2019 regarding the Offering Statement of Otis Collection LLC (the “Company”). We appreciate the opportunity to respond to your comments.

Offering Statement on Form 1-A filed November 29, 2019

Cover Page

1.	Please revise to provide the amount of securities you will be offering. Also, revise to state that the securities you are offering are non-voting and disclose the nature of the control held by your manager. Refer to Item 1(d) of Form 1-A.

The Company has amended the offering circular to include a discussion on the cover page regarding the non-voting nature of the interests in each series of the Company and that all control will be with its manager, Otis Wealth, Inc. (the “Manager”). In addition, the Company added to the cover page table the number of interests to be sold in a minimum and maximum offering.

Risk Factors, page 7

2.	We note that paragraph 15.08 (c) of your Limited Liability Company Agreement provides that each member waives the right to a jury trial. If this provision applies to Federal Securities law claims, please provide risk factor disclosure in your offering circular addressing this provision, including but not limited to the enforceability of the provision, increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that this provision can discourage claims or limit shareholders ability to bring a claim in a judicial forum that they find favorable.

The Company has amended its risk factors and its disclosure regarding terms of the operating agreement to disclose that waiver of the right to a trial by jury extends to actions arising under federal securities law.

How to Subscribe, page 23

3.	We note that you have filed the form of subscription agreement as exhibits 4.1, 4.2 and 4.3. We note that in paragraph 5.1 of each of the Subscription Agreements you ask investors to represent that they have read the offering circular. Because this representation may suggest to the subscriber that he is foregoing his rights under the federal securities laws unless he has read the offering circular, please remove this clause.

The Company has amended the form of subscription agreement for these offerings to remove the representation by investors that they have read the offering circular.

The Underlying Assets, page 27

4.	Here or in an appropriate place in your Offering Circular, please revise to elaborate upon how the assets your manager is acquiring and holding via this issuer differs from your affiliated issuer, with a view to understanding how investors should differentiate the issuers, if at all, and any risks or benefits of investing in the different offerings. We note, for example, your disclosure under "Securities Being Offered" that the underlying assets in this offering will be "works of art or other collectibles," which is the same description used in your affiliated issuer's offering. In this regard, considering you have the same Manager, please tell us why you have opted for this structure.

The Company and the Manager acknowledge that the $50 million annual limit for offerings under Tier 2 of Regulation A will be aggregated between any affiliated issuers and has not adopted this structure to avoid such limit. The Company and the Manager do not believe there to be a difference in the assets the Company is acquiring and holding versus those being acquired and held by the referenced affiliated issuer, Otis Gallery, LLC (the “Affiliate”), for which the Manager is also the manager. As noted, the assets being acquired and held by both are “works of art or other collectibles.” The Company will operate and the Affiliate operates, each as directed by the Manager, with continuous launches of new series of interests corresponding to new assets in the referenced category. The Company, through the Manager, understands from prior conversations with examiners that the Company must stop selling existing series offerings during the pendency of a post-qualification amendment. As a result, because continuous offerings are fundamental to the business of the Company, the Affiliate and the Manager in “creat[ing] a marketplace for investment grade art and collectibles,” the Manager determined that having two affiliated issuers would be highly beneficial, allowing one issuer to continue selling interests related to separate assets while an affiliate undergoes a post-qualification amendment. Therefore, the Company does not believe there to be any risks of investing in the different offerings related to the existence of affiliated issuer issuers.

Liquidity Platform, page 44

5.	We note that you are designing a platform to provide investors with a method to buy or sell their interest. With a view to understanding how and when such method of resale will be available to investors, please disclose the following:

●	Explain whether you have retained a broker-dealer;

●	Explain how the broker-dealer will determine when and for how long to open the auction process;

●	Explain under what circumstances the Manager may sell its Interests, so that investors can appreciate why your Manager might liquidate its Interests;

●	Elaborate upon how the price of such sales/purchases will be determined; and,

●	Elaborate upon the restrictions upon sale or purchase under the Limited Liability Company Agreement.

The Company has amended its disclosure to provide additional details on how the Liquidity Platform would operate, if and when it is operational. The Company has also included an additional risk factor to reflect any uncertainty regarding the Liquidity Platform.

6.	We note that in connection with this offering, Otis Wealth, Inc. is the manager of Otis Collection and each series of the company. We further note that the manager owns and operates a mobile app-based investment platform for the offer and sale of interests through which each series will be sold. Please advise us whether the liquidity platform you are designing will utilize the mobile app and if so, please include a description in the discussion of your liquidity platform. Please also tell us why you do not believe that the creation of a resale market by your manager would not cause your manager to be considered a broker-dealer and give your analysis of the applicability of Exchange Act Rule 3b-16 or Regulation ATS to the activities contemplated by the proposed resale market.

The Liquidity Platform will utilize the mobile app merely as a user interface, and the Company has amended the offering circular to include a discussion regarding such utilization. The Company believes that the proposed operations of the Liquidity Platform would not result in the Manager acting as a broker-dealer or securities exchange. The Company has reached this conclusion based on the following facts and anticipated procedures of the Liquidity Platform, which are substantially similar to that of another issuer, RSE Collection, LLC, which provides liquidity platform to its investors through online and mobile app interfaces:

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●	Bid and ask prices are set by prospective sellers and investors; the Manager does not engage in, or advise on in any manner, any quote setting itself, nor does it set rules for those quotations.

●	Neither the Manager nor the Liquidity Platform would effect transactions of securities. All transfers of cash and/or securities will be performed by an engaged registered broker-dealer.

●	The Liquidity Platform would not hold itself out as a “marketplace” or “exchange” for securities. Instead, it would be an interface for prospective buyers and sellers of securities to post non-binding indications of interest.

●	The Manager would not establish non-discretionary methods under which orders would interact. Instead, rules for the operation if the Liquidity Platform would be set by the engaged broker-dealer.

●	Final pricing would be determined by the engaged broker-dealer at the market clearing price. Investors would then be required to confirm their order to buy or sell interests at that price before execution by such broker-dealer.

Additionally, the Company believes that the proposed operations of the Liquidity Platform would not result in the Manager acting as a trading system under Regulation ATS. Should the Company desire to operate the Liquidity Platform in the manner governed by Regulation ATS, the Company would engage a registered alternative trading system (“ATS”), which ATS would provide an electronic trading system that matches orders for buyers and sellers of interests and set all applicable functionality and operations.

Exhibits

7.	Please revise Sections 15.08(b) and (c) of your Limited Liability Company Agreement to disclose whether these provisions apply to Federal Securities law claims. Alternatively, tell us how you will make future investors aware of the provision’s applicability.

The Company has amended its limited liability company agreement in order to clarify the applicability of those provisions to claims arising under federal securities law.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Otis Collection LLC filed November 29, 2019. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/Andrew Stephenson
Andrew Stephenson
CrowdCheck Law LLP

cc: Michael Karnjanaprakorn

Chief Executive Officer

Otis Collection LLC

335 Madison Ave, 3rd Floor

New York, NY 10017

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